June 29, 2011

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Google Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed on February 11, 2011

Form 10-Q for the quarterly period ended March 31, 2011

Filed on May 10, 2011

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in connection with the comments from the staff of the Securities and Exchange Commission received by letter dated June 7, 2011 (the “Comment Letter”) relating to the above-referenced filings.

Google is working expeditiously to respond to the Comment Letter. Google respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Google currently anticipates submitting a response to the Comment Letter on or before July 20, 2011.

Please do not hesitate to contact me at (650) 214-1887 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,

GOOGLE INC.

/S/ KATHERINE STEPHENS
Katherine Stephens
Senior Corporate Counsel

cc:	Mark Fuchs
Vice President, Finance & Chief Accountant